Report Regarding Subsidiary Inclusion

Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) added Woori Card Co., Ltd. (“Woori Card”) as its subsidiary on April 1, 2013.

Key Details:

•	Name of Company: Woori Card Co., Ltd.

•	Business Type: Credit card business

•	Shareholding of Woori Finance Holdings in Woori Card: 169,266,200 shares (100% of total outstanding shares)

•	Acquisition Price of Woori Card: Won 846,331 million (4.59% of total assets of Woori)

•	Reason for Inclusion: Spin-off of Woori Bank’s credit card business

•	Date of Inclusion: April 1, 2013

•	Date of Related Resolution of the Board of Directors of Woori Finance Holdings: September 16, 2011

•	Number of first-tier subsidiaries of Woori Finance Holdings before inclusion of Woori Card: 12

•	Number of first-tier subsidiaries of Woori Finance Holdings after inclusion of Woori Card: 13